Williams Partners L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172
August 10, 2005
VIA FACSIMILE: (202) 772-9204
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Pradip Bhaumik
Re:       Registration Statement on Form S-1 (No. 333-124517) of Williams Partners L.P.
Ladies and Gentlemen:
     On behalf of Williams Partners L.P. (“Williams Partners”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on Thursday, August 11, 2005, or as soon thereafter as practicable. As requested by the staff in its letter of June 1, 2005, Williams Partners hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Williams Partners from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	Williams Partners may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This request has also been transmitted via EDGAR.

Very truly yours, Williams Partners L.P.
By:	Williams Partners GP LLC,
Its General Partner

By:	/s/ Brian K. Shore
	Name:	Brian K. Shore
	Title:	Secretary